UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

FIVE STAR QUALITY CARE, INC.

(Name of Subject Company)

FIVE STAR QUALITY CARE, INC.

(Names of Person(s) Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

33832D106
(CUSIP Number of Class of Securities)

Richard A. Doyle
Chief Financial Officer and Treasurer
Five Star Quality Care, Inc.
400 Centre Street
Newton, Massachusetts 02458
(617) 796-8387

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copy to:

Howard E. Berkenblit

Nicole L. Rives

Sullivan & Worcester LLP

One Post Office Square

Boston, Massachusetts 02109

(617) 338-2800

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Solicitation/Recommendation Statement on Schedule 14D-9 consists of the following documents related to an intention to commence a tender offer announced by Senior Star Management Company, William F. Thomas, Robert D. Thomas and Gemini Properties for up to 10,000,000 common shares of Five Star Quality Care, Inc., or Five Star:

•                  Current Report on Form 8-K filed by Five Star with the Securities and Exchange Commission on October 27, 2016; and

•                  Press Release issued by Five Star on October 27, 2016.

These documents are attached as Exhibits 99.1 and 99.2 hereto.

Item 9.     Exhibits.

Exhibit Number	Description
99.1	Current Report on Form 8-K (including all exhibits thereto).

99.2	Press Release (including all attachments thereto).